                          Deutsche Bank Securities Inc.
                           60 Wall Street, 43rd Floor
                               New York, NY 10005

May 8, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:   Russell Mancuso
             Branch Chief

       Re:   BioMimetic Therapeutics, Inc. - Form S-1 Registration Statement
             (File No. 333-131718)
             ---------------------

Ladies and Gentlemen:

           Pursuant to Rule 461, the undersigned representatives (the
"Representatives") of the several underwriters hereby join in the request of
BioMimetic Therapeutics, Inc. that the effective date of the above-referenced
Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended
(the "Securities Act"), at 3:00 p.m., Eastern Daylight Time, on May 10, 2006 or
as soon thereafter as practicable.

           Pursuant to Rule 460 of the Securities Act and Rule 15c2-8 of the
Securities and Exchange Act of 1934, as amended (the "Securities Exchange Act")
regarding the distribution of preliminary prospectuses, we hereby advise the
Commission as follows:

     (i)   A preliminary prospectus, dated April 26, 2006 (the "Preliminary
           Prospectus") was distributed; no preliminary prospectuses of a different date were distributed.

     (ii)  The distribution of the Preliminary Prospectus commenced on April 27,
           2006.

     (iii) Approximately 8,800 copies of the Preliminary Prospectus were distributed to underwriters, institutional investors, dealers and others.

           The Representatives are aware of their obligations under the
Securities Act and the Securities Exchange Act. Each of the underwriters will comply with the provisions of Rule 15c2-8.

           The Corporate Financing Department of NASD, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration
Statement and the underwriting documents previously filed with the Corporate
Financing Department. You may confirm this information by calling D'Mara
Jefferies of NASD, Inc. at (240) 386-4623.

                         Very truly yours,

                         Deutsche Bank Securities Inc.
                         Pacific Growth Equities, LLC
                         First Albany Capital Inc.
                         A.G. Edwards & Sons, Inc.

                         as the Representatives of the Several Underwriters

                         DEUTSCHE BANK SECURITIES INC.

                         By: /s/ Brad Miller
                             ---------------------------------
                             Name:  Brad Miller
                             Title: Managing Director

                         PACIFIC GROWTH EQUITIES, LLC

                         By: /s/ George J. Milstein
                             ---------------------------------
                             Name:  George J. Milstein
                             Title: Head of Investment Banking

                         FIRST ALBANY CAPITAL INC.

                         By: /s/ Matthew Steere
                             ---------------------------------
                             Name:   Matthew Steere
                             Title:  Principal

                         A.G. EDWARDS & SONS, INC.

                         By: /s/ Gian Cavallini
                             ---------------------------------
                             Name:  Gian Cavallini
                             Title:  Vice President